Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Amended statement
Released	10:06 13-Apr-06
Number	4932B

Statement re Press Comment

The following replaces the statement re press comment released today at 9.30am under RNS 4914B.
Certain references to Troy have been replaced with Tayto.
The full amended release appear below,

C&C Group plc has noted the recent press speculation concerning the future of Tayto Limited.

C&C Group is currently undertaking a strategic review of Tayto and has retained IBI Corporate Finance Limited to assist it in this regard. However, the strategic review process is at an early stage and there can be no certainty that any transaction in relation to Tayto will ultimately occur.

A further announcement will be made in due course.

ENQUIRIES

PR Advisers

Investors and Analysts	K Capital Source	Tel: +353 1 631 5500
Irish Media	Drury Communications	Tel: +353 1 260 5000
International Media	Finsbury Group	Tel: +44 20 7251 3801

About C&C Group plc

C&C Group is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland several leading international brands owned by third parties, such as 7UP and Pepsi soft drinks and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports Magners cider to the United Kingdom, the United States and Continental Europe.

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